Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

April 28, 2010

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alliance One International, Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed June 8, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed August 4, 2009

File No. 001-13684

Dear Ms. Cvrkel:

Alliance One International, Inc. (the “Company”) is submitting the accompanying supplemental information and responses made by the Company to the staff of the Division of Corporation Finance and the staff of the Office of Chief Accountant in connection with the staff’s review of the Company’s reports referred to above. The accompanying supplemental information and responses have not previously been submitted electronically on the Commission’s EDGAR system. Certain confidential information has been redacted from this submission and such redactions are identified by the following symbol and an accompanying legend: [*]. A request for confidential treatment, including the complete unredacted submission, is being sent by facsimile transmission to the attention of Heather Clark of the Division of Corporation Finance, with a copy of the request being sent by mail to the Office of Freedom of Information Act and Privacy Act Operations.

Very truly yours,

/s/ Robert A. Sheets

Robert A. Sheets
Executive Vice President
Chief Financial Officer

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

Purpose

By this memorandum, Alliance One International, Inc. (the “Company” and “we”) supplementally furnishes the following information to the Staff of the United States Securities and Exchange Commission (the “Staff”) in response to requests made by the Staff in our telephone conference on January 21, 2010.

Background

The Company has provided information to the Staff regarding the accounting guidance we considered to determine the appropriate accounting treatment is to capitalize in inventory the provision for unrecoverable non-monetary farmer advances related to crop inputs (e.g., seed, fertilizer, etc.). Substantially all of our farmer advances are generated from our Brazilian subsidiary. Therefore, the examples, crop cycle, and amounts for the prior periods in the table below are based on Brazil.

In order to guarantee an adequate supply of unprocessed tobacco inventory from the farmers, we enter into a contract with the farmers for both advances related to inputs and the subsequent purchases of tobacco. We refer the Staff to the appendix of this memorandum for the contract that is entered into between the Company and farmers (the “Contract”). As noted in sentence 4 of the introductory section and Clause 1.1 of the Contract, the production and procurement of tobacco are the objectives of the agreement between the Company and the farmer. Therefore, the current crop advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us at a market price. Furthermore, and as evidenced in the Contract, there is no requirement for the farmer to ever settle the advance in cash. Also, we only advance inputs to our contracted farmers (i.e. we will not “sell” inputs to non-contracted farmers).

The advances include both the original cost of the inputs and a mark-up. This mark-up of the inputs is not the culmination of an earnings process and revenue is not recognized at the time the inputs are provided to the farmers. The mark-up serves to decrease the actual unit cost of green tobacco received from the farmer. These advances are settled when the farmers deliver unprocessed tobacco to us. The tobacco is valued at market prices based on the grade determined and agreed with the farmer at delivery. Farmers typically deliver their tobacco in multiple shipments. With each shipment the value of the tobacco is provided to the farmer with a combination of cash and a reduction of the farmer advance. The actual cash cost of the tobacco to the company is the cash paid at

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delivery and the cash cost of the inputs. Since the inputs are marked-up above cost, the Company is able to receive more green tobacco than if we had provided the inputs at cost. This mark-up is accounted for as a positive yield adjustment (“favorable variance”) which is capitalized to inventory and reduces the carrying value of the inventory.

As a result of various factors (weather, etc.), not all farmers are able to settle the entire amount of advances through delivery of tobacco in a given crop year. When portions of the advance are not settled with delivery of tobacco, it increases the cost per unit of tobacco received. A provision for unrecoverable current crop advances is recorded as a reduction to the carrying value of the advances based on historical information on the delivery of unprocessed tobacco related to advances. This provision is accounted for as a negative yield adjustment (“unfavorable variance”) and is capitalized to inventory and increases the carrying value of inventory cost per unit. Throughout the crop cycle, we monitor events that may impact the farmers’ ability to deliver tobacco, such as weather, and update the provision accordingly. A final adjustment to the current crop farmer advance provision is made based on the actual information available at the end of the crop cycle. These adjustments are also accounted for as variances to the total cost of the crop. After this final adjustment is made, we do not capitalize any other amounts or adjustments into inventory, as any subsequent change in estimate does not relate to the current crop of inventory.

The Company’s objective is to break-even on the advancement of inputs, inclusive of any provision for unrecoverable current crop advances, through the mark-up on the advancement of those inputs. Given market considerations in pricing inputs at the beginning of the season and variability of other factors that can impact the grade and quantity of ultimate tobacco deliveries, the net yield variance will fluctuate from season to season. Therefore, in capitalizing in inventory the variance for the provision for unrecoverable current crop advances net of the mark-up on those advances, we believe we are appropriately stating the cost of a crop of tobacco for the year and our gross margins upon ultimate sale of the processed tobacco to our customers.

We believe it is also important to note the Contract is a literal English translation of a Portuguese contract that is based on Brazilian law. Therefore, any legal terminology used in the Contract should not be interpreted under US law as those terms may construe a different meaning under the Brazilian legal system.

[*]

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

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Historical Variances:

Pursuant to the Staff’s request the following table illustrates the amounts of provision for unrecoverable current crop advances and mark-up on the advancement of inputs capitalized as variances in inventory at the end of the past three fiscal years and for nine month period ending at December 31, 2009.

Period (in millions)	Q/E 12/31/09		Y/E 3/31/09		Y/E 3/31/08		Y/E 3/31/07
Unrecoverable advance variance	[	*]	[	*]	[	*]	[	*]
Mark-up variance	[	*]	[	*]	[	*]	[	*]
Net (favorable) / unfavorable variance in inventory	[	*]	[	*]	[	*]	[	*]

The following table illustrates the timing and percentage of when the following events occur over a crop.

•	Inputs are advanced to farmers. For example, 60% of the total inputs will be advanced in Q1Y1, 98% of the total inputs by the end of Q2Y1 and 100% by the end of Q3Y1.

•	The provision for unrecoverable current crop advances is recorded.

•	The mark up on the advancement of inputs is realized and deferred in inventory.

•	The farmers deliver their tobacco to AOI.

•	The related tobacco is sold to our customers.

Quarter	Inputs	Provision	Profit	Delivery of Tobacco to AOI	Sales to our Customers
Q1Y1	60%	60%	60%	—	—
Q2Y1	38%	38%	38%	—	—
Q3Y1	2%	2%	2%	—	—
Q4Y1	—	—	—	20%	—
Q1Y2	—	—	—	60%	30%
Q2Y2	—	—	—	20%	40%
Q3Y2	—	—	—	—	15%
Q4Y2	—	—	—	—	10%
Thereafter	—	—	—	—	5%

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

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The timing of when these variances are recognized in the income statement can be identified in referencing the sales column of the lower table illustrating the timing of the advance and sales process. For example, if March 31, 2007 is Q4Y1, then 30% of the [*] would be an expense in cost of goods sold in Q1Y2, 40% [*] in Q2Y2, and so on.

We develop the provision for unrecoverable current crop advance component of our standard cost in June Y1 and finalize in September Y2 as part of closing our variances to inventory. Throughout the crop cycle, we monitor events that may impact the farmers’ ability to repay, such as weather, and update the provision accordingly. Such adjustments differ in amount and timing, and therefore not reflected in the table above.

Accounting Discussion

Our primary and only competitor of similar market share and global reach, Universal Corporation (“UVV”), could be viewed as providing industry diversity regarding the accounting treatment for the provision for unrecoverable advances for inventory purchases. The Staff has asked us to comment on the apparent difference in accounting methodology for farmer advances between us and UVV, specifically if these differences represent acceptable alternatives under GAAP.

Based on our review of UVV’s most recent Annual Report on Form 10-K we have noted the following observations on farmer advances:

•

“Both the current and the long-term portions of advances to suppliers are reported net of allowances recorded when the Company [UVV] determines that amounts outstanding are not likely to be collected”.

•	“These provisions are included in selling, general, and administrative expenses in the consolidated statements of income.”

•	UVV’s footnote does not address the accounting for a mark-up on the advance of inputs to farmers.

•	UVV discloses their ‘Advances to suppliers, net’ above inventory on their consolidated balance sheet.

The footnote disclosures noted above do not provide enough information to fully allow us to evaluate the impact of their methodology in comparison to the methodology that we employ. However, we note that both companies report current and long-term portions of advances net of allowances. We disclose the current advances (‘Advances on purchases of tobacco, net’) below inventory on our consolidated balance sheet to reflect that advances are recovered only as unprocessed inventory and to reflect the fact the advances are less liquid than inventory. We note that it is not clear when in the crop cycle UVV determines that amounts outstanding are not likely to be collected and how any mark-up related to crop input advances is treated. As such, the following discussion is a summary of our facts and circumstances and why we believe the accounting methodology of treating these items in inventory and as cost of goods sold is a correct application of GAAP.

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

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Estimated Provision for Unrecoverable Advances for Inventory Purchases

As disclosed in our previous responses to the Staff, we capitalize in inventory the estimated provision for unrecoverable current crop farmer advances for inventory purchases in accordance with the provisions set forth in FASB ASC Topic 330 (Chapter 4 of ARB 43) and historical industry practice. ASC330-10-30-1 states:

The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations.

The provision for unrecoverable current crop advances represents a yield adjustment due to the reduction in the amount of tobacco that is actually delivered to us at the end of the crop cycle. We believe capitalization of this “yield adjustment” is necessary to properly identify the total cost of our inventory and appropriately match the costs of that inventory against its respective revenue. The “yield adjustment” is akin to a normal production or manufacturing conversion variance. ASC 330-10-30-3 through 6 states:

However, the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime. The actual level of production may be used if it approximates normal capacity. In periods of abnormally high production, the amount of fixed overhead allocated to each unit of production shall be decreased so that inventories are not measured above cost. The amount of fixed overhead allocated to each unit of production shall not be increased as a consequence of abnormally low production or idle plant.

The “yield adjustments” that are not considered abnormal are treated as inventory cost rather than a period expense. Capitalization of this adjustment is consistent with ASC 330-10-30-7 which states in part (emphasis added):

Unallocated overheads shall be recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost.

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As the variances noted in the tables above are not outside the range of expected variation in production and are related to bringing the inventory to its existing condition and location we believe US GAAP requires them to be considered a portion of the inventory cost, and expensed as cost of good sold when the inventory is sold. Any adjustments or provision not related to the current crop are determined to be abnormal and expensed as a current period charge. Current crop costs, including variances, are also considered in comparison with historical margins to determine if any variances are outside an expected production variance and would also require treatment as a period cost.

Mark-up on Advances of Inputs to Farmers

Similar to the aforementioned accounting for the provision for unrecoverable current crop advances, the Company also capitalizes as a reduction to inventory the related mark up on the advancement of inputs. The Company believes this best achieves the cost and matching principles of FASB ASC Topic 330 (Chapter 4 of ARB 43). Given the direct correlation between the advances and the requirement to purchase the farmer’s tobacco, the Company does not believe the earnings process has been completed when the inputs are provided and therefore deferral of profit is required. The Company also believes this accounting treatment is in accordance with FASB ASC Topic 845 (EITF 04-13). Specifically, EITF 04-13 requires all nonmonetary exchanges of inventory within the same line of business to be recognized at the carrying amount of the inventory transferred. Therefore, by capitalizing as a reduction to inventory the mark up on the advancement of inputs, we are recording the transaction at its carrying value in accordance with EITF 04-13. We do not believe there is an acceptable alternative under US GAAP to this treatment.

Related Journal Entries and Flow of Transactions

The following sets of journal entries illustrate the aforementioned concepts. The amounts are only for illustrative purposes.

Q1Y1 – The Company purchases crop inputs for sale to farmers
Dr.	Other Inventory	$100
Cr.	Cash/AP			$100

Q2Y1 – The Company advances the inputs to the farmer at a $30 mark-up and defers the mark-up into the related crop’s inventory cost as a favorable variance.
Dr.	Advances to suppliers	$130
Cr.	Other inventory			$100
Cr.	Deferred inventory costs (Variance)				$30

Q2Y1 – The Company estimates the provision for unrecoverable current advances and defers the provision into the next crop’s inventory cost as an unfavorable variance.
Dr.	Deferred inventory costs (Variance)		$25
Cr.	Provision for unrecoverable current advances			$25

Q3Y1 – Due to weather conditions, the Company estimates the provision for unrecoverable current advances will increase by 10%
Dr.	Deferred inventory costs (Variance)		$3
Cr.	Provision for unrecoverable current advances			$3

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The farmers deliver their tobacco to the Company and reduce the advance for a portion of the delivery value. As noted above, a final adjustment to the current crop farmer advance provision is made based on the actual information available at the end of the crop cycle. This final adjustment is capitalized in inventory. The deferred inventory costs are a component of the Company’s standard cost for that crop’s inventory when it is processed. Refer to the table above for the specific timing of the various components.

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Appendix - Contract between the Company and the Farmers

[*]

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

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Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

March 9, 2010

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549-7561

Re:	Alliance One International, Inc. (Commission File No. 001-13684)

Dear Sir/Madam:

We are supplementally submitting this letter to the Office of the Chief Accountant (“OCA”) of the United States Securities and Exchange Commission (“SEC”) in connection with an ongoing review by the Division of Corporation Finance (“CorpFin”) of, and our request that the OCA participate in reviewing, our accounting for arrangements that we have with certain tobacco farmers, specifically our accounting for seed, fertilizer and other supplies provided to farmers at the beginning and during the growing season. As further discussed below, we have been in ongoing dialogue with CorpFin since September 2009 regarding this matter in connection with CorpFin’s review of our Form 10-K for the fiscal year ended March 31, 2009 and Form 10-Q for the period ended June 30, 2009. Last week, Jean Yu from CorpFin communicated the conclusion of CorpFin on the issue. In summary, CorpFin has requested that we change our accounting policy. We continue to believe that our current accounting policy both complies with US GAAP and results in accounting that is consistent with the economic substance of our arrangements with the farmers.

The Company needs to resolve the comment letter in order to register debt with the SEC under a Form S-4 filing. The Form S-4 was filed on September 18, 2009. Comments on that filing from the Staff have previously been addressed and the Company intends to promptly amend the Form S-4 to update to add information for its most recently completed fiscal quarter. The Company has been advised by CorpFin that the Form S-4 may not be declared effective pending resolution of outstanding comments in connection with the Form 10-K/Form 10-Q review. If the Form S-4 is not declared effective by March 29, 2010 the Company will incur significant additional interest charges to the associated debt holders.

The following documents the chronology and conclusion of Corp Fin with respect to this item from the Company’s comment letter.

On September 23, 2009, AOI received a comment letter from the Staff of the SEC asking the Company to state why it believed it was appropriate to capitalize in inventory the provision for unrecoverable non-monetary farmer advances related to crop inputs rather than record such expense in our income statement. Refer to Appendix 1 for our response to the initial request.

On October 22, 2009 we received an additional comment from the SEC asking for further clarification of our decision to capitalize in inventory the provision for unrecoverable non-monetary farmer advances related to crop inputs. Refer to Appendix 2 for our response to the second request.

On January 21, 2010 the Staff requested a telephone conference to further discuss the matter. As a result of the telephone conference, we provided additional support to the Staff in the form of a memorandum. Refer to Appendix 3 for the memorandum we sent to the Staff.

AOI further discussed this matter with the Staff of CorpFin on telephone conferences on March 1, 2010, March 5, 2010 and March 9, 2010. During the discussions on March 5 and March 9, the Staff informed the Company of their views, which are as follows:

1.	The Staff had concluded that the Company should change its accounting policy related to the advances of seed, fertilizer and other supplies made to farmers.

2.	The Staff outlined the policy that they believed the Company should adopt as follows:

a.	The provision for unrecoverable non-monetary farmer advances related to current crop inputs should be expensed to the income statement at the time the advance is made and it should not be capitalized in inventory.

b.	The mark-up on the inputs that are advanced should be deferred when “advanced”, but recognized in income when the farmers deliver their tobacco to us.

c.	The interest on the advance should be deferred when initially accrued, but then be recognized in income when the farmers deliver their tobacco to us.

3.	The Staff indicated that the change from our current accounting methodology to the method proposed by the Staff would be treated as a change in accounting principle with retrospective application under ASC 250 (SFAS 154) effective Q4FY10.

4.	Since the Company has filed a Form S-4, the change in accounting principle should be disclosed on Form 8-K (Item 8.01) with the financial statement impact (the use of ranges is permitted) on the periods presented in the Company’s 2009 Annual Report as well as the nine months ended December 31, 2009.

We are available at any time to discuss this matter. Please contact me at 919-379-4303 or 919-274-0248 to arrange a time at which we might discuss this matter. Thank you in advance for your consideration of this unique issue.

Very truly yours,

Robert Sheets, Chief Financial Officer

cc:	Buck Poole, Alliance One International, Inc., Raleigh
Nichlas Fink, Alliance One International, Inc., Raleigh
Steve Lynch, Robinson, Bradshaw & Hinson, P.A., Charlotte
Doug Baker, Deloitte & Touche LLP, Raleigh
Christine Davine, Deloitte & Touche LLP, Washington
Dennis Howell, Deloitte & Touche LLP, Wilton
William Platt, Deloitte & Touche LLP, Wilton
Jean Yu, SEC Division of Corporation Finance
Heather Clark, SEC Division of Corporation Finance

Appendix 1: AOI Response to 9-23-09 Comment

Staff Comment:

Notes to Consolidated Financial Statements, page 44

Note B – Advances on Purchases of Tobacco, page 53

3.	We refer to the first paragraph in which you state, “Estimated bad debt expense on current year advances are capitalized into inventory.” Please tell us why you believe it is appropriate to capitalize bad debt expense as inventory rather than record such expense in your income statements. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to the capitalization of our estimated bad debt expense on current year advances into inventory, and our interpretation of the accounting and reporting guidance applicable to this area. We further acknowledge Statement 3 of Chapter 4 of ARB No. 43 (ASC 330-10-30), which indicates “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.”. Our advances on purchases of tobacco, net (“advances”) presented on our consolidated balance sheets consist of seed, fertilizer and other supplies provided to farmers at the beginning of the growing season. These advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us. This is a substantively different activity than cash collection of receivables recorded from finished good sales. We use the term bad debt expense, generically, to describe both our provision for the costs in which farmers fail to bring enough inventory to cover their advances, as well as our provision for uncollectible accounts receivable from customers that have purchased our finished goods. Estimated bad debt expense on accounts receivable resulting from sales is recorded as an expense when conditions are identified that indicate it is probable that the Company will not be able to collect all amounts due according to the terms of the receivable. Estimated bad debt expense on our advances for the current growing season is capitalized as a cost of inventory which is necessary to reflect the total cost of acquiring our unprocessed tobacco inventory during a growing season with that season’s total production. The total cost of acquiring and processing the inventory is carried at the lower of cost or market. This is required to appropriately determine net income through the process of matching appropriate costs against revenues in accordance with paragraph 4 of Chapter 4 of ARB No. 43 (ASC 330-10-10). We also reference the guidance in paragraph 15 of Chapter 4 of ARB No. 43 (ASC 330-10-30-15) on consistency and disclosure of such inventory pricing methodologies in our financial statements. Based on the guidance in ARB No. 43 we believe we appropriately capitalized the estimated bad debt expense on current year advances into inventory and adequately disclosed our accounting policy in our financial statements. In future filings, we will use the term ‘provision for unrecoverable advances of inventory purchases’ instead of ‘estimated bad debt expense on current year advances’ to clarify the nature of the costs.

Appendix 2 – AOI Response to 10/22/09 Comment:

Staff Comment:

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 39

Notes to Consolidated Financial Statements, page 44

Note B – Advances on Purchases of Tobacco, page 53

Alliance One International, Inc.

1.	We note your response to our prior comment number 3. We also note that there appears to be diversity in practice with respect to the accounting treatment for the bad debt expense associated with advances on purchases of tobacco as certain competitors in your industry record the provision as selling, general and administrative expense in the consolidated statements of income rather than capitalize such amounts into inventory. In this regard, please tell us what accounting consideration was given by management to the alternative method(s) utilized by your competitor(s) and whether you reconsidered your accounting methodology in light of the diversity. As part of your response, please tell us whether you believe alternative methods for accounting for the provision exist and if so, please describe such alternatives, including how management considered each alternative in determining the appropriate accounting treatment for the provision within its financial statements, and provide us with the accounting guidance you relied upon in determining the basis for your conclusions.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff regarding the accounting guidance we considered to determine that the appropriate accounting treatment is to capitalize the provision for unrecoverable advances of inventory purchases into inventory.

We further acknowledge our primary and only competitor of similar market share and global reach could be viewed as providing industry diversity regarding the accounting treatment for the provision for unrecoverable advances of inventory purchases. This fact is outlined within the competitor’s Annual Report on Form 10-K which denotes that “provisions are included in selling, general, and administrative expenses in the consolidated statements of income.”

To provide historical context, Alliance One International, Inc. was formed in May 2005 at the merger of Dimon Incorporated and Standard Commercial Corporation, with Dimon Incorporated representing the surviving corporation of the merger. Dimon Incorporated, itself, was the result of a merger between Monk Austin, Inc. and Dibrell Brothers, Inc. in April 1995. All of the predecessor companies noted above independently considered the nature of the farmer advance accounting and related accounting guidance and concluded the capitalization into inventory of the provision for unrecoverable advances on inventory purchases was an appropriate accounting policy. As the predecessors to Alliance One International, Inc. followed the same accounting policy related to these transactions, in consideration of both the conformity and acceptability of these conclusions surrounding the appropriateness of legacy policies, we continued to capitalize the provision for unrecoverable advances of inventory purchases into inventory.

We considered and relied upon the following accounting guidance in determining our conclusion under US GAAP. Statement 3 of Chapter 4 of ARB No. 43 (ASC 330-10-30) indicates “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.” Our advances on purchases of tobacco, net (“advances”) presented on our consolidated balance sheets consist of seed, fertilizer and other supplies provided to farmers at the beginning of the growing season. These advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us.

We have sufficient historical information on the delivery of unprocessed tobacco related to advances, which allows us to reasonably estimate the provision related to such advances thus reflecting an appropriate gross margin on the sale of our inventory. We operate in a process costing environment, whereby the receipt of tobacco from farmers is blended with other tobacco receipts of similar grades and quality. In this environment, tobacco costs, including cash costs of initial advances applied to inventory at delivery, cash paid on delivery, and the provision against advances on purchases of tobacco, are allocated to the entire tobacco crop for the season in the year giving rise to the total expenditure. At the end of each crop year, all related crop costs, including those related to the provision for advances, are accounted for within that related tobacco crop. Thus, we believe this best achieves the goal of matching appropriate costs to directly or indirectly acquire the inventory against revenues in accordance with paragraph 4 of Chapter 4 of ARB No. 43 (ASC 330-10-10). We also reference the guidance in paragraph 15 of Chapter 4 of ARB No. 43 (ASC 330-10-30-15) on consistency and disclosure of such inventory pricing methodologies in our consolidated financial statements.

Although we are a processor and not an agricultural producer, we believe our accounting method is also consistent with guidance in SOP 85-3 (ASC 905-10-25), which indicates that “all direct and indirect costs of growing crops shall be accumulated until the time of harvest. Some crop costs, such as soil preparation, are incurred before planting and shall be deferred and allocated to the growing crop. Other cultural practices, such as clearing the residue of harvested crops, cannot be performed or completed until after harvest, which may be in a succeeding year; those costs shall be estimated, accrued, and allocated to the harvested crop.” Similarly, as identified within Part I to the AICPA Audit and Accounting Guide for Agricultural Producers, we believe our accounting method is consistent with a defined partial replanting. As outlined therein, “costs of replanting may include land preparation, irrigation, seed, and labor. If those costs are considered normal costs and, when combined with other capitalized costs, do not exceed estimated net realizable value, they should be included as part of the growing or harvested crop’s cost. If the costs are abnormal or excessive, they should be charged to operations.”

We believe our accounting is appropriate in accordance with US GAAP and best reflects the underlying economic fundamentals of the transaction. Furthermore, while acceptable accounting alternatives may exist in practice, we believe our current accounting methodology is best supported by US GAAP and relevant historical industry practice. Therefore, and based on the above guidance, we believe we appropriately capitalized the estimated provision for unrecoverable advances of inventory purchases and adequately disclosed our accounting policy in our consolidated financial statements.

Appendix 3 – AOI Memorandum to the Staff

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

Purpose

By this memorandum, Alliance One International, Inc. (the “Company” and “we”) supplementally furnishes the following information to the Staff of the United States Securities and Exchange Commission (the “Staff”) in response to requests made by the Staff in our telephone conference on January 21, 2010.

Background

The Company has provided information to the Staff regarding the accounting guidance we considered to determine the appropriate accounting treatment is to capitalize in inventory the provision for unrecoverable non-monetary farmer advances related to crop inputs (e.g., seed, fertilizer, etc.). Substantially all of our farmer advances are generated from our Brazilian subsidiary. Therefore, the examples, crop cycle, and amounts for the prior periods in the table below are based on Brazil.

In order to guarantee an adequate supply of unprocessed tobacco inventory from the farmers, we enter into a contract with the farmers for both advances related to inputs and the subsequent purchases of tobacco. We refer the Staff to the appendix of this memorandum for the contract that is entered into between the Company and farmers (the “Contract”). As noted in sentence 4 of the introductory section and Clause 1.1 of the Contract, the production and procurement of tobacco are the objectives of the agreement between the Company and the farmer. Therefore, the current crop advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us at a market price. Furthermore, and as evidenced in the Contract, there is no requirement for the farmer to ever settle the advance in cash. Also, we only advance inputs to our contracted farmers (i.e. we will not “sell” inputs to non-contracted farmers).

The advances include both the original cost of the inputs and a mark-up. This mark-up of the inputs is not the culmination of an earnings process and revenue is not recognized at the time the inputs are provided to the farmers. The mark-up serves to decrease the actual unit cost of green tobacco received from the farmer. These advances are settled when the farmers deliver unprocessed tobacco to us. The tobacco is valued at market prices based on the grade determined and agreed with the farmer at delivery. Farmers typically deliver their tobacco in multiple shipments. With each shipment the value of

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the tobacco is provided to the farmer with a combination of cash and a reduction of the farmer advance. The actual cash cost of the tobacco to the company is the cash paid at delivery and the cash cost of the inputs. Since the inputs are marked-up above cost, the Company is able to receive more green tobacco than if we had provided the inputs at cost. This mark-up is accounted for as a positive yield adjustment (“favorable variance”) which is capitalized to inventory and reduces the carrying value of the inventory.

As a result of various factors (weather, etc.), not all farmers are able to settle the entire amount of advances through delivery of tobacco in a given crop year. When portions of the advance are not settled with delivery of tobacco, it increases the cost per unit of tobacco received. A provision for unrecoverable current crop advances is recorded as a reduction to the carrying value of the advances based on historical information on the delivery of unprocessed tobacco related to advances. This provision is accounted for as a negative yield adjustment (“unfavorable variance”) and is capitalized to inventory and increases the carrying value of inventory cost per unit. Throughout the crop cycle, we monitor events that may impact the farmers’ ability to deliver tobacco, such as weather, and update the provision accordingly. A final adjustment to the current crop farmer advance provision is made based on the actual information available at the end of the crop cycle. These adjustments are also accounted for as variances to the total cost of the crop. After this final adjustment is made, we do not capitalize any other amounts or adjustments into inventory, as any subsequent change in estimate does not relate to the current crop of inventory.

The Company’s objective is to break-even on the advancement of inputs, inclusive of any provision for unrecoverable current crop advances, through the mark-up on the advancement of those inputs. Given market considerations in pricing inputs at the beginning of the season and variability of other factors that can impact the grade and quantity of ultimate tobacco deliveries, the net yield variance will fluctuate from season to season. Therefore, in capitalizing in inventory the variance for the provision for unrecoverable current crop advances net of the mark-up on those advances, we believe we are appropriately stating the cost of a crop of tobacco for the year and our gross margins upon ultimate sale of the processed tobacco to our customers.

We believe it is also important to note the Contract is a literal English translation of a Portuguese contract that is based on Brazilian law. Therefore, any legal terminology used in the Contract should not be interpreted under US law as those terms may construe a different meaning under the Brazilian legal system.

[*]

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

2

Historical Variances:

Pursuant to the Staff’s request the following table illustrates the amounts of provision for unrecoverable current crop advances and mark-up on the advancement of inputs capitalized as variances in inventory at the end of the past three fiscal years and for nine month period ending at December 31, 2009.

Period (in millions)	Q/E 12/31/09		Y/E 3/31/09		Y/E 3/31/08		Y/E 3/31/07
Unrecoverable advance variance	[	*]	[	*]	[	*]	[	*]
Mark-up variance	[	*]	[	*]	[	*]	[	*]
Net (favorable) / unfavorable variance in inventory	[	*]	[	*]	[	*]	[	*]

The following table illustrates the timing and percentage of when the following events occur over a crop.

•	Inputs are advanced to farmers. For example, 60% of the total inputs will be advanced in Q1Y1, 98% of the total inputs by the end of Q2Y1 and 100% by the end of Q3Y1.

•	The provision for unrecoverable current crop advances is recorded.

•	The mark up on the advancement of inputs is realized and deferred in inventory.

•	The farmers deliver their tobacco to AOI.

•	The related tobacco is sold to our customers.

Quarter	Inputs	Provision	Profit	Delivery of Tobacco to AOI	Sales to our Customers
Q1Y1	60%	60%	60%	—	—
Q2Y1	38%	38%	38%	—	—
Q3Y1	2%	2%	2%	—	—
Q4Y1	—	—	—	20%	—
Q1Y2	—	—	—	60%	30%
Q2Y2	—	—	—	20%	40%
Q3Y2	—	—	—	—	15%
Q4Y2	—	—	—	—	10%
Thereafter	—	—	—	—	5%

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

3

The timing of when these variances are recognized in the income statement can be identified in referencing the sales column of the lower table illustrating the timing of the advance and sales process. For example, if March 31, 2007 is Q4Y1, then 30% of the [*] would be an expense in cost of goods sold in Q1Y2, 40% [*] in Q2Y2, and so on.

We develop the provision for unrecoverable current crop advance component of our standard cost in June Y1 and finalize in September Y2 as part of closing our variances to inventory. Throughout the crop cycle, we monitor events that may impact the farmers’ ability to repay, such as weather, and update the provision accordingly. Such adjustments differ in amount and timing, and therefore not reflected in the table above.

Accounting Discussion

Our primary and only competitor of similar market share and global reach, Universal Corporation (“UVV”), could be viewed as providing industry diversity regarding the accounting treatment for the provision for unrecoverable advances for inventory purchases. The Staff has asked us to comment on the apparent difference in accounting methodology for farmer advances between us and UVV, specifically if these differences represent acceptable alternatives under GAAP.

Based on our review of UVV’s most recent Annual Report on Form 10-K we have noted the following observations on farmer advances:

•

“Both the current and the long-term portions of advances to suppliers are reported net of allowances recorded when the Company [UVV] determines that amounts outstanding are not likely to be collected”.

•	“These provisions are included in selling, general, and administrative expenses in the consolidated statements of income.”

•	UVV’s footnote does not address the accounting for a mark-up on the advance of inputs to farmers.

•	UVV discloses their ‘Advances to suppliers, net’ above inventory on their consolidated balance sheet.

The footnote disclosures noted above do not provide enough information to fully allow us to evaluate the impact of their methodology in comparison to the methodology that we employ. However, we note that both companies report current and long-term portions of advances net of allowances. We disclose the current advances (‘Advances on purchases of tobacco, net’) below inventory on our consolidated balance sheet to reflect that advances are recovered only as unprocessed inventory and to reflect the fact the advances are less liquid than inventory. We note that it is not clear when in the crop cycle UVV determines that amounts outstanding are not likely to be collected and how any mark-up related to crop input advances is treated. As such, the following discussion is a summary of our facts and circumstances and why we believe the accounting methodology of treating these items in inventory and as cost of goods sold is a correct application of GAAP.

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

4

Estimated Provision for Unrecoverable Advances for Inventory Purchases

As disclosed in our previous responses to the Staff, we capitalize in inventory the estimated provision for unrecoverable current crop farmer advances for inventory purchases in accordance with the provisions set forth in FASB ASC Topic 330 (Chapter 4 of ARB 43) and historical industry practice. ASC330-10-30-1 states:

The primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations.

The provision for unrecoverable current crop advances represents a yield adjustment due to the reduction in the amount of tobacco that is actually delivered to us at the end of the crop cycle. We believe capitalization of this “yield adjustment” is necessary to properly identify the total cost of our inventory and appropriately match the costs of that inventory against its respective revenue. The “yield adjustment” is akin to a normal production or manufacturing conversion variance. ASC 330-10-30-3 through 6 states:

However, the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime. The actual level of production may be used if it approximates normal capacity. In periods of abnormally high production, the amount of fixed overhead allocated to each unit of production shall be decreased so that inventories are not measured above cost. The amount of fixed overhead allocated to each unit of production shall not be increased as a consequence of abnormally low production or idle plant.

The “yield adjustments” that are not considered abnormal are treated as inventory cost rather than a period expense. Capitalization of this adjustment is consistent with ASC 330-10-30-7 which states in part (emphasis added):

Unallocated overheads shall be recognized as an expense in the period in which they are incurred. Other items such as abnormal freight, handling costs, and amounts of wasted materials (spoilage) require treatment as current period charges rather than as a portion of the inventory cost.

5

As the variances noted in the tables above are not outside the range of expected variation in production and are related to bringing the inventory to its existing condition and location we believe US GAAP requires them to be considered a portion of the inventory cost, and expensed as cost of good sold when the inventory is sold. Any adjustments or provision not related to the current crop are determined to be abnormal and expensed as a current period charge. Current crop costs, including variances, are also considered in comparison with historical margins to determine if any variances are outside an expected production variance and would also require treatment as a period cost.

Mark-up on Advances of Inputs to Farmers

Similar to the aforementioned accounting for the provision for unrecoverable current crop advances, the Company also capitalizes as a reduction to inventory the related mark up on the advancement of inputs. The Company believes this best achieves the cost and matching principles of FASB ASC Topic 330 (Chapter 4 of ARB 43). Given the direct correlation between the advances and the requirement to purchase the farmer’s tobacco, the Company does not believe the earnings process has been completed when the inputs are provided and therefore deferral of profit is required. The Company also believes this accounting treatment is in accordance with FASB ASC Topic 845 (EITF 04-13). Specifically, EITF 04-13 requires all nonmonetary exchanges of inventory within the same line of business to be recognized at the carrying amount of the inventory transferred. Therefore, by capitalizing as a reduction to inventory the mark up on the advancement of inputs, we are recording the transaction at its carrying value in accordance with EITF 04-13. We do not believe there is an acceptable alternative under US GAAP to this treatment.

Related Journal Entries and Flow of Transactions

The following sets of journal entries illustrate the aforementioned concepts. The amounts are only for illustrative purposes.

Q1Y1 – The Company purchases crop inputs for sale to farmers
Dr.	Other Inventory	$100
Cr.	Cash/AP			$100

Q2Y1 – The Company advances the inputs to the farmer at a $30 mark-up and defers the mark-up into the related crop’s inventory cost as a favorable variance.
Dr.	Advances to suppliers	$130
Cr.	Other inventory			$100
Cr.	Deferred inventory costs (Variance)				$30

Q2Y1 – The Company estimates the provision for unrecoverable current advances and defers the provision into the next crop’s inventory cost as an unfavorable variance.
Dr.	Deferred inventory costs (Variance)		$25
Cr.	Provision for unrecoverable current advances			$25

Q3Y1 – Due to weather conditions, the Company estimates the provision for unrecoverable current advances will increase by 10%
Dr.	Deferred inventory costs (Variance)		$3
Cr.	Provision for unrecoverable current advances			$3

6

The farmers deliver their tobacco to the Company and reduce the advance for a portion of the delivery value. As noted above, a final adjustment to the current crop farmer advance provision is made based on the actual information available at the end of the crop cycle. This final adjustment is capitalized in inventory. The deferred inventory costs are a component of the Company’s standard cost for that crop’s inventory when it is processed. Refer to the table above for the specific timing of the various components.

7

Appendix - Contract between the Company and the Farmers

[*]

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.

8

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

March 23, 2010

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549-7561

Re: Alliance One International, Inc. (Commission File No. 001-13684)

Dear Sir/Madam:

In response to the request of the staff (the “Staff”) of the Office of the Chief Accountant (“OCA”) of the United States Securities and Exchange Commission, we are supplementally providing the requested information. The Company’s responses to the OCA’s questions (which are reproduced in bold below) are set forth below under “Company Response”.

OCA Question 1:

We understand that you consider your advances to be a component of the cost accumulation for your tobacco inventory. That is, you consider the cost investment in your contracts with farmers to represent prepaid inventory cost rather than financial instrument loans. Please expand upon how you determine the recoverability of your prepaid inventory costs. Specifically:

Are prepaid inventory costs (the actual cost basis investment in your contracts) evaluated using a lower of cost or market (LCM) model as described in ARB 43?

Company Response:

Background:

The Company believes its arrangements with farmers are analogous to tolling arrangements, whereby the Company purchases seeds, fertilizer, pesticides and other products related to growing tobacco and advances them to the farmers. The farmers then utilize these inputs to grow tobacco on behalf of the Company, which we are contractually obligated to repurchase. The Company derecognizes prepaid inventory at the time farmers deliver green tobacco to us. The green tobacco is purchased from the farmers based on market prices agreed with the farmer representatives based on grade of tobacco. Prepaid inventory is reclassified as green tobacco to the extent it reduces the cash consideration to purchase the green tobacco.

The Company applies the nonmonetary exchange guidance set forth in ASC 845-10-30, which requires the Company to record the transactions with the farmers at the carrying amount of the inventory transferred. We specifically reference the following guidance from ASC 845-10-30-16:

“All other nonmonetary exchanges of inventory within the same line of business shall be recognized at the carrying amount of the inventory transferred. That is, a nonmonetary exchange within the same line of business involving either of the following shall not be recognized at fair value: (1) The transfer of raw materials or work-in-process inventory in exchange for the receipt of raw materials, work-in-process, or finished goods inventory or (2) The transfer of finished goods inventory for the receipt of finished goods inventory.”

Therefore, the mark-up and interest are not capitalized to inventory (Note: the mark-up and interest are discussed below). Mechanically, we reduce the cost of green leaf tobacco purchased from farmers by the amount of such mark-up and interest charges. From a journal entry perspective, the mark-up (at the time the inputs are advanced) and interest (as it is earned over the advance period) is debited to the advance account (which is reported at its notional amount) and credited (deferred) to deferred inventory costs. The deferred inventory costs are a component of our standard costs that will be absorbed in our finished goods inventory as it is processed.

We believe the advances of inputs to our farmers in substance represent prepaid inventory, which, consistent with the non-monetary exchange guidance noted above, are best accounted for utilizing a cost accumulation methodology. The advances of current crop inputs include the original cost of the inputs. However, the notional amount of our advances to farmers also includes a mark-up and interest as it is earned. The Company is contractually permitted, and does, charge interest to the farmers during the period the current crop advance is outstanding. To the extent that the notional amount of the advances exceeds the original cost of the inventory and supplies transferred to the farmers, we have historically recorded a credit in inventory to reverse the impact of such excess from our total assets. (Note: as discussed below in the “Proposed Change in Presentation of Prepaid Inventory Costs” section, we now believe that it would be more transparent to net the notional amount assigned to the advances to farmers with such excess in a single prepaid inventory line item on our balance sheet.)

As a result of various factors (weather, etc.), not all farmers are able to settle the entire amount of advances through delivery of tobacco in a given crop year. When portions of the advance are not settled with delivery of tobacco, it increases the cost per unit of tobacco received. A provision for unrecoverable current crop advances is recorded as a reduction to the carrying value of the advances based on historical information on the delivery of green tobacco related to advances. This provision is capitalized to inventory and increases the carrying value of inventory cost per unit to the actual cash cost paid for tobacco consistent with the unit of account discussed within the “Prepaid Inventory LCM” section below. From a journal entry perspective, the provision for unrecoverable current crop advances (at the time the inputs are advanced) is debited to deferred inventory costs and credited to the advance account (via a contra-advance account). We believe it is important to emphasize to the OCA that the Company views the journal entries for the provision, mark-up and interest as nothing more than memo entries for our subsidiary’s records as they do not and were not intended to have a resulting financial statement impact.

Proposed Change in Presentation of Prepaid Inventory Costs:

The result of these accounting entries impacts the advances on purchases of tobacco, net and inventory line items on our balance sheet. This is due to the Company presenting the advances on purchases of tobacco, net and inventory balances separately on the face of its balance sheet. In reconsidering this advance process as part of the Staff’s review, the Company believes a more transparent presentation would be to combine the advances on purchases of tobacco, net and inventory as one line and label it inventory. This change in presentation would be reflected in our next periodic report and would be applied retrospectively to all prior periods presented. The prepaid inventory line would be separately disclosed from the other major classes of inventory in our footnote. The resulting effect would be to present one line item for all inventories on the face of the balance sheet and provide appropriate footnote disclosure of the major classes of inventory in accordance with Rule 5-02 of Regulation S-X. The effect of this treatment would be to state our cost investment in our contracts with farmers as prepaid inventory in our financial statements. Overall, and since the advance, provision, mark-up and interest would be recorded in the prepaid inventory account, there would be no financial statement impact of recording the provision, mark-up or interest entries.

The resulting net balance in the prepaid inventory account would reflect the Company’s cost investment in its contracts with farmers.

Lower of Cost or Market (“LCM”):

General – The Company evaluates its total inventory for LCM adjustments by country and class, which it believes satisfies the requirements of ASC 330-10-35-9. The Company performs its LCM evaluations separately by inventory class, which are: finished goods inventory (processed tobacco), unprocessed tobacco (green tobacco), and prepaid inventory (formerly referred to as advances on purchases of tobacco).

Exclusive of our other inventory class which consists of packing materials, non-tobacco agricultural products and agricultural supplies, the following is a summary of the process we use to perform the LCM analysis for each of our inventory classes.

Finished Goods Inventory (Processed Tobacco) LCM - The Company compares the cost of its processed tobacco to their readily determinable market values when evaluating those balances for LCM adjustments. The Company also considers whether its processed tobacco is committed to a customer, whereby the market value is determined utilizing contracted prices with our customers in accordance with ASC 330-10-35.

Unprocessed Tobacco (Green Tobacco) LCM – As previously noted, the Company derecognizes the prepaid inventory at the time farmers deliver tobacco to us. The carrying value essentially represents the value of the inventory purchased from the farmer (before any LCM adjustments) at the cost of the original advance plus the cash paid to the farmer at delivery. Two primary factors determine the value of the tobacco farmers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Therefore, and at the time of delivery, the Company ensures its prepaid inventory and subsequently green tobacco inventory is appropriately stated at the lower of cost or market based on the quantity and quality of the tobacco delivered.

The Company monitors market conditions in performing its LCM evaluation for its green tobacco. Further, the Company identifies the tobacco cost plus estimated costs to complete and compares those costs to the current market price based on purchase commitments in determining whether an LCM adjustment is needed on its green tobacco. Historically, and with a few exceptions in which LCM adjustments were recorded on our green tobacco, the Company generally does not incur LCM adjustments on its green inventory as that inventory is held for a very short duration before being processed.

Prepaid Inventory LCM - In performing its LCM evaluation for prepaid inventory, the Company believes the most appropriate unit of accounting is the current crop by region. The Company transacts with over 50,000 farmers worldwide in various regions of the world, with the vast majority being very small farmers (between 2 – 3 hectares). Furthermore, in utilizing the region as our unit of accounting, we believe we appropriately capture all significant aspects (e.g., weather, economic events, etc.) that impact the quantity and quality of tobacco for that region, which directly impacts the market value of the tobacco delivered to us by the farmers. We believe utilizing the region as a unit of accounting is analogous to a manufacturing company viewing a series of production runs as its unit of accounting rather than each production run representing a unit of account. That is, one bad run out of 100 runs would not necessarily constitute an abnormal yield variance if the total output produced from the 100 runs resulted in a normal yield variance for the cycle. As such, the resulting normal yield variance would be subsumed into inventory as part of the inventory costing process. In applying this analogy to our situation, a small number of farmers that do not deliver the required amount of tobacco to us would not represent an abnormal yield variance, but rather a negative yield adjustment when viewed in the context of that region’s crop, which is our unit of accounting. Furthermore, once the tobacco is delivered to us and is sorted by grade, any tobacco delivered by any farmer within the same grade is interchangeable. Since there are a large number of small farmers with similar characteristics, we believe it is appropriate to view these farmers as a homogenous pool for purposes of our LCM evaluation. Additionally, performing a LCM test at the contract level would be extremely cost prohibitive and is not required based on the Company’s interpretation of ASC 330-10-35-9.

The Company has current and non-current prepaid inventory. The current prepaid inventory is the cost of the seeds, fertilizer and other materials that are advanced for the current crop of inventory. The non-current prepaid inventory is the cost of advances to the farmers for infrastructure, such as curing barns, which is also recovered through the delivery of tobacco to us from our farmers (prepaid inventory relating to farmer infrastructure is less than [*] of the total prepaid amounts). As a result of various factors in a given crop year (weather, etc.) not all farmers are able to settle the entire amount of prepaid inventory that is due that year. In these situations, we may allow the farmers to deliver tobacco over future crop years to recover our prepaid inventory balance. These prepaid inventory balances that are deferred over future crop years are also classified as non-current. More specifically, if the value of the tobacco delivered in the current crop is less than the current prepaid inventory balance, then the Company first determines how much of the deficiency for the current crop is recoverable through future crops. Amounts not expected to be recovered through future crops is then evaluated to determine whether the yield is considered to be normal or abnormal. If the yield adjustment is normal, then the Company capitalizes the required provision in its current crop of inventory. If the yield adjustment is considered abnormal, then the Company would immediately charge the provision to the income statement. The remaining recoverable prepaid balance would then be classified as non-current. Future provisions associated with the non-current inventory for amounts considered unrecoverable are charged to the income statement when determined.

The recoverability evaluation for prepaid inventory is consistent with a LCM testing methodology. The Company performs a detailed analysis of the farmers’ ability-to-deliver a sufficient supply of tobacco to determine the recoverability of the prepaid inventory amounts. The analysis includes historical quantity and quality of production with monitoring of crop information provided by our field service technicians (agronomists assigned to groups of farmers) related to flood, drought, disease, etc. In performing the detailed analysis, the Company determines the farmers’ ability-to-deliver tobacco by calculating the farmers’ expected production and comparing that to our current and non-current prepaid inventory amounts. Calculated recoverability is further analyzed between current and non-current prepaid inventory amounts as noted above.

For prepaid inventory related to the current crop the Company evaluates whether circumstances reasonably assure recovery similar to our green tobacco LCM testing, including normal yield factors. This normal yield factor is consistent with the fact that a market participant could not acquire the similar corresponding utility for the current crop without funding the full cost of the advances. Accordingly, we believe our cost to acquire tobacco from the farmers essentially represents replacement cost which we believe represents market for the prepaid inventory. The Company has recorded recoverability adjustments directly to the income statement on the cost component of prepaid inventory that are not expected to be recovered related to future crops.

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83

We believe our aforementioned policy results in the appropriate unit of account for purposes of applying our recoverability analysis and that our prepaid inventory results in an amount that is appropriately recorded at the recoverable amount, which we believe is consistent with a LCM evaluation.

OCA Question 2:

If so, is the LCM test for prepaid inventory costs performed separately from the tests for other inventory costs (that is, the costs associated with purchased inventory)?

Company Response:

We refer the OCA to the Company’s response to question 1 for a description of our overall LCM testing methodology. As noted in response to question 1 above, our LCM test for processed tobacco, green tobacco and prepaid inventory are performed separately and are in accordance with the requirements of ASC 330-10-35.

OCA Question 3:

Is the LCM test for prepaid inventory prepared at the crop level, the farmer level, the contract level, or at some other level? If you perform the LCM test for prepaid inventory at a level other than the contract level, please describe how you aggregate and how you determined that aggregating multiple contracts with farmers was appropriate. Would your results have been materially different if you had not aggregated for purposes of determining recoverability of costs?

Company Response:

We refer the OCA to the Company’s response to question 1 for a description of our LCM test for prepaid inventory costs, which includes a discussion on the unit of accounting we believe to be appropriate. We utilize the current crop by region as our unit of accounting for the reasons noted above. We believe our farmers by region constitute a homogenous pool providing interchangeable tobacco within grades. Therefore, we do not know what grade each farmer will deliver, which makes it impossible to perform a LCM test at the farmer / contract level. In addition to the reasons outlined above, we also base this assertion on the statistical concept of homogeneity which states any one part of an overall dataset are the same as any other part, which would result in materially similar results when viewed individually rather than in the aggregate. We believe this treatment is consistent with ASC 330-10-35-8, which states “Depending on the character and composition of the inventory, the rule of lower of cost or market may properly be applied either directly to each item or to the total of the inventory (or, in some cases, to the total of the components of each major category). The method shall be that which most clearly reflects periodic income.”

OCA Question 4:

How do you evaluate the recoverability of costs for contracts in which amounts have been deferred beyond the initial growing cycle? Does the company actively pursue delivery of tobacco in subsequent periods for such contracts and how successful are those efforts? Are such costs evaluated for recoverability in a different manner than other prepaid inventory costs? How does the company determine it has received inventory equal to the advances deferred from prior periods?

Company Response:

The Company does actively pursue delivery of tobacco in subsequent periods to recover these prepaid inventory amounts and is generally successful in doing so. The Company applies an ordering rule of first applying tobacco received to the current crop component of prepaid inventory. Once that is recovered, the remaining value of tobacco received is next applied to the prepaid inventory cost component relating to farmer infrastructure, and then to the component relating to prepaid amounts expected to be recovered over future crops. The prepaid inventory costs that are expected to be recovered over future crops are classified as long-term assets in our balance sheet. The Company does not accrue interest on any prepaid inventory amounts that are not recovered during the current crop, but that are expected to be recovered over future crops. Additionally, the Company performs a detailed analysis of the farmers’ ability-to-deliver a sufficient supply of tobacco to determine the recoverability of the prepaid inventory amounts that will be recovered over future crops. In performing the detailed analysis, the Company determines the farmers’ ability-to-deliver tobacco by calculating the farmers’ expected production and comparing that to the amounts we expect to collect over future crops. Any provisions that are needed based on this detailed analysis to state the prepaid inventory amounts at their net realizable or recoverable amounts are directly charged to the income statement and are not capitalized in any account on the balance sheet.

OCA Question 5:

Are different types of costs related to advances assessed for impairment in different ways (for instance, costs related to curing facilities versus costs related to seed and fertilizer)? If so, please describe the considerations that enter into determining the appropriate LCM test for major components of prepaid inventory cost.

Company Response:

The Company has current and non-current prepaid inventory. The current prepaid inventory is the cost of the seeds, fertilizer and other materials that are advanced for the current crop of inventory. The non-current prepaid inventory is the cost of advances to the farmers for infrastructure, such as curing barns, which is also recovered through the delivery of tobacco to us from our farmers (prepaid inventory relating to farmer infrastructure is less than [*] of the total prepaid amounts). As a result of various factors

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83 in a given crop year (weather, etc.) not all farmers are able to settle the entire amount of prepaid inventory that is due that year. In these situations, we may allow the farmers to deliver tobacco over future crop years to recover our prepaid inventory balance. These prepaid inventory balances that are deferred over future crop years are also classified as non-current. We refer the OCA to our previous responses for an overview of how these costs are accounted for and reviewed for impairment.

Additionally, non-current prepaid inventory amounts relating to farmer infrastructure are analyzed using a model or formula approach to estimate the farmers’ ability-to-deliver tobacco to us and we calculate a required provision to appropriately state this cost component at its net realizable or recoverable amount. The provision for the unrealizable prepaid inventory costs relating to farmer infrastructure is treated the same way as other prepaid inventory costs.

OCA Question 6:

Overall, please explain the discipline you utilize in performing your recoverability testing for prepaid inventory such that all amounts included on the balance sheet represent recoverable amounts associated with particular inventory acquired or to be acquired in particular periods. That is, how does your process ensure that costs are tested for recoverability in a manner that is sufficiently robust and disaggregated to guarantee that costs are not deferred indefinitely or inappropriately blended with recoverable costs for unrelated inventory?

Company Response:

We refer the OCA to our previous responses for an explanation of the discipline we utilize in performing our recoverability testing for the various costs that comprise prepaid inventory and for the specific manner in which we ensure costs are not deferred indefinitely or inappropriately blended with recoverable costs for unrelated inventory. Additionally, at any time we no longer contract with a farmer (either at our discretion or at the farmer’s), we fully reserve any outstanding prepaid inventory balances relating to that farmer. We also carefully evaluate any farmers that have outstanding prepaid inventory amounts as part of our performance measurement process in determining whether to advance these farmers additional inputs for the next growing season. At the end of each season we evaluate how the farmers have performed historically. In performing this evaluation we identify any farmers that have a history of non-delivery or short delivery, and we generally eliminate poor performing farmers from our pool of active farmers. This elimination process results in the prepaid inventory balances for those farmers to be written-off against the reserve. We also fully reserve any outstanding prepaid amounts that we do not expect to recover within a reasonable time period for our active farmers as described in our response to Question 1. Also, as noted in that response, any adjustments subsequent to the crop year to expected recoverable amounts for changes in recovery estimates of prepaid inventory related to prior crop years are expensed directly to the income statement and not blended with unrelated inventory. This is our process to ensure we do not indefinitely defer costs or inappropriately blend them with recoverable costs for unrelated inventory.

OCA Question 7:

Additionally, it appears the cost basis of prepaid inventory is split between the inventory line item on the balance sheet and the advance line. What do the amounts classified in each component on the balance sheet represent? If you believe the investment in the advance is a cost accumulation component of inventory to be purchased (prepaid inventory), why do you record the gross receivable value on the balance sheet as an advance rather than simply recording the carrying value of the costs advanced?

Company Response:

We refer the OCA to our response to question 1 where in reconsidering this advance process as part of the Staff’s review, the Company believes a more transparent presentation would be to combine both the advances on purchases of tobacco, net and deferred inventory costs as one line and label it prepaid inventory, which would be separately disclosed in our inventory footnote pursuant to the requirements of Rule 5-02 of Regulation S-X. The Company would separately present the current and non-current prepaid inventory balances. We believe this best resembles our cost accumulation methodology and the economic substance of the transaction. We propose to make this change to balance sheet presentation retrospectively.

OCA Question 8:

Further, is the provision for unrecoverable crop advances to reclassify components of your cost between the advance line item and the inventory line item simply a memo entry for your own internal purposes or does it reflect the application of particular accounting requirements? If the latter, please explain what those accounting requirements are. Should the balance sheet amounts for advances, yield variances, and deferred inventory costs be reflected net on the balance sheet in a single line item to reflect your conclusion that the amount reflected for the prepaid inventory should be your cost-based carryover value investment in the prepaid inventory?

Company Response:

We refer the OCA to our response to question 1 where we describe our historical accounting treatment of the advance and inventory component separately, rather than combining the components in one line labeled prepaid inventory. As discussed above, the Company believes a more transparent presentation would be to combine the advances to suppliers and deferred inventory costs as one line and label it prepaid inventory, which would be separately disclosed in our inventory footnote pursuant to the requirements of Rule 5-02 of Regulation S-X. The Company would separately present the current and non-current prepaid inventory balances. We believe this best resembles our cost accumulation methodology and the economic substance of the transaction.

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

March 26, 2010

Accounting Group - Interpretations

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.; Mail Stop 7561

Washington, D.C. 20549-7561

Re: Alliance One International, Inc. (Commission File No. 001-13684)

Dear Sir/Madam:

In response to the request of the staff (the “Staff”) of the Office of the Chief Accountant (“OCA”) of the United States Securities and Exchange Commission, we are supplementally providing the requested information. The Company’s responses to OCA’s questions (which are reproduced in bold below) are set forth below under “Company Response”.

OCA Question:

Approximately how often does a farmer fail to deliver any tobacco in a year such that you determine the investment is not recoverable? Further, in those cases how often is the prepaid inventory balance accounted for as a variance (no write off) versus as an immediate loss? How do you determine whether it is a normal or abnormal variance?

Company Response:

[Inserted the following two sentences (bolded) as part of our submission review process] A normal yield adjustment is based on the range of unrecoverability for the previous three years by country. Our normal yield adjustment range for Brazil is 5% - 7%.

Using a three-year rolling average, [*] of the notional current prepaid inventory balances are not settled by the end of the crop. This [*] is based on the current prepaid inventory balances that include a mark-up. Some of these unsettled balances will be recovered over future crops. We estimate the final unrecoverable prepaid inventory as follows:

Description	Assumptions	[*]	[*]
Estimated mark-up	[*] - Used the midpoint – [*]	[*]	[*]
Estimated settlement over future crop	[*] - Used [*]	[*]	[*]
Net unrecoverable prepaid inventory – cost basis		[*]	[*]

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.]

Note these amounts are before the mark-up contributed by the advances settled in full, which helps us achieve our goal of breaking even on unrecoverable prepaid inventory net of mark-ups. This is consistent with our unit of accounting being the current crop by region and not the individual contract / farmer.

As noted above, [*] of our notional current prepaid inventory balance is not fully settled upon the farmers delivering us tobacco in the current year. Given our unit of accounting is the current crop by region, we do not individually identify the farmers that delivered a value less than the prepaid inventory balance (i.e., either zero tobacco or a value less than their prepaid balance). When the value of the tobacco delivered in the current crop is less than the current prepaid inventory balance, we then first determine how much of the shortfall for the current crop is recoverable through future crops. We make this determination by performing a detailed analysis of the farmers’ ability to deliver tobacco by utilizing historical data of quantities and qualities of production. After performing this analysis we have a model / formula-derived result that represents the amount of our current prepaid inventory balances that are not expected to be recovered through future crops. This amount is then analyzed to determine whether the resulting yield is considered to be within our rolling three-year average. If it is, then the amount is considered to be normal and we capitalize the required provision in the current crop of inventory.

When the percentage exceeds our rolling three-year average it is considered abnormal. We analyze the facts and circumstances to determine the cause, which is generally weather, disease or local economic conditions. In determining whether this is an inventoriable item or a period expense, we assess the initial recognition of the inventory cost and subsequent recoverability based on ASC 330-10-30-3 to 30-7 and 35-17. If the yield adjustment is considered abnormal and is not supported by customer commitments, then we would immediately charge the abnormal portion of the calculated provision to the income statement.

Our historical experience has shown that even in years when the crop quantity or quality is down we have been successful in recovering amounts in future crops. Therefore, abnormal variances are uncommon. However, recoverability in future crops can be

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.]

materially impaired in the unusual situation of two consecutive crops that are significantly below average as occurred in Brazil in 2007. In this case, the change in the provision reflecting the impact of the reduction in estimated recoverability of the prepaid inventory for both the current and future crops was treated as an abnormal variance and expensed as an immediate loss. This loss was highlighted in our MD&A in our March 31, 2008 Form 10-K.

OCA Question:

Please address the following for a recent crop year:

1. The cost basis of seed and fertilizer prepaid amounts for the year that the company has concluded should be deferred beyond the year of investment because they are expected to be collected as tobacco in a subsequent year.

2. The portion of the amount in #1 written off to the P&L in the subsequent year because expectations change versus the amount ultimately collected as tobacco.

Company Response:

The following is based on our 2009 crop (fiscal 2010) information.

Description	Balance (in millions – Brazilian Real)
Unsettled 2009 crop prepaid inventory	[*]
Provision	[*]
Mark-up included (2009 crop was [*])	[*]
Cost basis carryover to future crops	[*]

We do not track the current prepaid inventory by crop year when it is reclassified as long-term. In assessing the recoverability of our long-term prepaid inventory balances we determine the farmers’ ability to deliver crop. Therefore, the crop years comprising the long term balance are not maintained.

We believe the following information would be useful in addressing your question. For the 2009 crop, we expected to recover [*] of the current portion of our long-term prepaid inventory. Actual collections were [*]. The projected versus actual resulted in a difference of [*].

*	Information redacted pursuant to request for confidential treatment under 17 C.F.R. 200.83.]

Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

April 17, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re: Alliance One International, Inc. (Commission File No. 001-13684)

The following states the financial disclosure objectives set forth by the Division of Corporation Finance and the Office of the Chief Accountant of the United States Securities and Exchange Commission. Cross-references to our financial disclosures are included for ease of reference.

1.	The prepaid inventory balances (subsequently referred to as “advances to tobacco suppliers” and “advances”) should be disclosed separately from our other inventory balances on the face of the balance sheet at cost. This will result in an “Inventories” and “Advances to Tobacco Suppliers” (or another similarly titled, descriptive name) captions on the face of our balance sheet and separate footnote disclosures for each item.

•	Reference: Face of balance sheet and footnotes B and C.

2.	Our advances to tobacco suppliers footnote or MD&A disclosure should contain a plain English description of our farmer advance arrangements.

•	Reference: Item 1, Business and Note A

3.	Our advances to tobacco suppliers and inventories footnotes should adequately explain the different types of inventory and costs that are included in the advances to tobacco suppliers and inventories balances and how they are accounted for and factored into the inventory pool. This would result in the unprocessed, processed and other inventory disclosed within the inventories footnote and current crop advances, long-term advances related to infrastructure advances, long-term advance balances that relate to refinanced amounts over future crops, etc. being disclosed in our advances to tobacco suppliers footnote.

•	Reference: Note A

4.	We should include information in our footnotes (also MD&A critical accounting policies) on how we assess the inventory / advance amounts are realizable and the actual results of our realizability tests compared to notional amounts:

•

Advances to tobacco suppliers footnote would explain how we determine whether the yield is normal and abnormal and the amounts of “abnormal” yield variances identified and recorded as an expense in the periods presented.

•	Inventories footnote would explain our LCM evaluation methodologies. The LCM discussion would also apply to the advances

•	Reference: Critical accounting policies, Notes A, B, C

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5.	We should clearly disclose the amounts of advances that are not collected in the current crop, but will be expected to be collected over future crops and why we believe we will collect these amounts over future crops

•	Reference: MD&A, Note A and Note C

6.	We should eliminate all terms that are generally used to describe financial instruments and / or trade receivable from our end customers and ensure that they are appropriately described using an inventory model (e.g. eliminate all references to “bad debt expense”, etc.).

•	Reference: All sections of proposed edits

7.	In MD&A we should disclose a table similar to what we previously sent CorpFin that shows our favorable and unfavorable variances on the notional advance amounts. This should also include an analysis of the fluctuations and trends. MD&A should also discuss the impact that the yield variances have on trends year to year

•	Reference: MD&A

8.	The Business section should be enhanced to better explain our farmer advance process and our relationships with farmers. This section should include a discussion of the markup/interest charged to farmers, how the inventory is obtained back from the farmers and the process of recording provisions against the inventory.

•	Reference: Item 1, Business

9.	Staff recommended that within the footnote disclosures the company present any numbers they disclose in a tabular format rather than a narrative format to make it easier to read.

•	Reference: All applicable sections

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Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA

April 26, 2010

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re: Alliance One International, Inc. (Commission File No. 001-13684)

Dear Sir/Madam:

In response to the request of the staff (the “Staff”) of the Division of Corporation Finance (“CorpFin”) of the United States Securities and Exchange Commission (the “SEC”), we are supplementally providing the following proposed edits to our financial disclosures as part of our review process with the Staff. We believe such proposed edits provide a more transparent view of our use of an inventory model in accounting for the advancement of inputs to our farmers. We have included the relevant sections from our most recently filed annual report on Form 10-K.

Item 1 – Business, Excerpt from Purchasing Section

Purchasing

Our arrangements with suppliers vary from locale to locale depending on our predictions of future supply and demand, local historical practice and availability of capital. In certain jurisdictions, we purchase seeds, fertilizer, pesticides and other products related to growing tobacco and advance them to suppliers, which represents prepaid inventory. The advances of current crop inputs include the original cost of the inputs plus a mark-up and interest as it is earned. We are contractually permitted, and do, charge interest to the suppliers during the period the current crop advance is outstanding. We advance the inputs at a price that is greater than our cost, which results in a mark-up on the inputs. We account for our advances to tobacco suppliers using a cost accumulation model, which results in us reporting our advances at the lower of cost or recoverable amounts exclusive of the mark-up and interest. The mark-up and interest on our advances are recognized upon delivery of tobacco as a decrease in our cost of the current crop. The suppliers then utilize these inputs to grow tobacco, which we are contractually obligated to purchase. The advances are settled upon suppliers delivering unprocessed tobacco to us at a market price, which we pay with cash net of the inventory advances made to the grower applied to the delivery. The advances applied to the delivery are then derecognized from advances and included as unprocessed inventory. We advance inputs only to suppliers with whom we have purchase contracts. For example, in Brazil, we generally contract to purchase a grower’s entire tobacco crop at the market price per grade at the time of harvest based on the quality of the tobacco delivered. Pursuant to these purchase contracts, we provide suppliers with fertilizer and other materials necessary to grow tobacco and may guarantee Brazilian rural credit loans to suppliers to finance the crop. Under longer-term arrangements with suppliers, we may advance or guarantee financing on suppliers’ capital assets, which are also recovered through the delivery of tobacco to us by our suppliers.

In these jurisdictions, our agronomists maintain frequent contact with suppliers prior to and during the growing and curing seasons to provide technical assistance to improve the quality and yield of the crop. As a result of various factors including weather, not all suppliers are able to settle the entire amount of advances through delivery of tobacco in a given crop year. Throughout the crop cycle, we monitor events that may impact the farmers’ ability to deliver tobacco. If we determine we will not be able to recover the

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original cost of the advances with deliveries of the current crop, or future crop deliveries in the case of non-current advances, the unit cost of tobacco actually received is increased when unrecoverable costs are within a normal range based on our historical results or expensed immediately when they are above a normal range based on our historical results. We account for the unrecoverable costs in this manner to ensure only costs within a normal range are capitalized in inventory and costs that are above a normal range are expensed immediately as current period charges.

Item 1A – Risk Factors

Our advancement of inputs to tobacco suppliers could expose us to losses.

We advance inputs to our suppliers, which represent prepaid inventory, in many countries to allow the suppliers to grow tobacco, which we are contractually obligated to purchase. The advances to tobacco suppliers are settled as part of the consideration paid upon the suppliers delivering us unprocessed tobacco at market prices. Two primary factors determine the market value of the tobacco suppliers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Unsatisfactory quantities or quality of the tobacco delivered could result in losses of amounts advanced to our tobacco suppliers or the deferral of those advances.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations,

The following table illustrates the amounts of favorable and unfavorable variances on current crop advances to tobacco suppliers (prepaid inventory) that were capitalized into inventory at the end of the past three fiscal years for all regions that have material advances to tobacco growers.

Fiscal year	2010		2009		2008
Favorable variances (including mark-up and interest variance)	$	XXX	$	XXX	$	XXX
Unfavorable variance (including unrecoverable advance variance)	$	XXX	$	XXX	$	XXX
Net (favorable) / unfavorable variance in inventory	$	XXX	$	XXX	$	XXX

See Note A “Significant Accounting Policies – Advances to Tobacco Suppliers” and Note C “Advances to Tobacco Suppliers” to the “Notes to Consolidated Financial Statements” for further information on the various components noted above.

South America region

We will include an analysis of fluctuations and trends of the tabular information for the South America region.

Other region

We will include an analysis of fluctuations and trends of the tabular information for the Other region.

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Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Excerpt from Critical Accounting Estimates

Inventories

Costs included in inventory include processed tobacco inventory, unprocessed tobacco inventory and other inventory costs.

Inventories are valued at the lower of cost or market (“LCM”), which requires us to make significant estimates in testing our inventory balances for potential LCM adjustments. We evaluate our inventories for LCM adjustments by country and inventory-type. That is, we evaluate our processed tobacco and unprocessed tobacco separately for LCM evaluation purposes.

We compare the cost of our processed tobacco to market values based on recent sales of similar grades when evaluating those balances for LCM adjustments. We also consider whether our processed tobacco is committed to a customer, whereby the expected sales price would be utilized in determining the market value for committed tobacco.

We review data on market conditions in performing our LCM evaluation for our unprocessed tobacco. Further, we identify the tobacco cost plus estimated costs to complete and compare those costs to the current market prices based on purchase commitments in determining whether an LCM adjustment is needed on our unprocessed tobacco.

See Note A “Significant Accounting Policies - Inventories” and Note B “Inventories” to the “Notes to Consolidated Financial Statements” for further information.

Advances to Tobacco Suppliers

We evaluate our advances to tobacco suppliers, which represent prepaid inventory, for recoverability by crop and country. Our recoverability assessment for our advances to tobacco suppliers and our LCM evaluation for our inventories achieve a similar objective. We derecognize the advances at the time farmers deliver tobacco to us. The purchase price for the tobacco delivered by the farmers is based on market prices. Two primary factors determine the market value of the tobacco farmers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Therefore, and at the time of delivery, we ensure our advances to tobacco suppliers are appropriately stated at their recoverable amounts.

Upon delivery of tobacco, part of the purchase price to the farmer is paid in cash and part through a reduction of the advance balance. If a sufficient value of tobacco is not delivered to allow the reduction of the entire advance balance, then we first determine how much of the deficiency for the current crop is recoverable through future crops. This determination is made by analyzing the farmers’ ability-to-deliver a sufficient supply of tobacco. This analysis includes historical quantity and quality of production with monitoring of crop information provided by our field service technicians related to flood, drought and disease. The remaining recoverable advance balance would then be classified as non-current. Any increase in the estimate of unrecoverable advances associated with the non-current portion is charged to cost of goods sold in the income statement when determined.

Amounts not expected to be recovered through current or future crops are then evaluated to determine whether the yield is considered to be normal or abnormal. If the yield adjustment is normal, then we capitalize the applicable variance in the current crop of inventory. If the yield adjustment is considered abnormal, then we would immediately charge the applicable variance to cost of goods sold in the income statement. A normal yield adjustment is based on the range of unrecoverability for the previous three years by country. Our normal yield adjustment range for Brazil is 5% - 7%.

We account for our advances to tobacco suppliers using a cost accumulation model, which results in us reporting our advances at the lower of cost or recoverable amounts exclusive of the mark-up and interest. The mark-up and interest on our advances are recognized upon delivery of tobacco as a decrease in our cost of the current crop.

See Note A “Significant Accounting Policies – Advances to Tobacco Suppliers” and Note C “Advances to Tobacco Suppliers” to the “Notes to Consolidated Financial Statements” for further information.

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Item 8 – Financial Statements and Supplementary Data – Consolidated Balance Sheet

ASSETS
Current assets
Cash and cash equivalents
Trade and other receivables, net
Accounts receivable, related parties
Inventories
Advances to tobacco suppliers

Recoverable income taxes
Current deferred taxes
Prepaid expenses
Assets held for sale
Current derivative asset
Other current assets
Assets of discontinued operations
Total current assets
Other assets
Investments in unconsolidated affiliates
Goodwill and other intangible assets
Deferred income taxes
Other deferred charges
Other non-current assets

Property, plant and equipment, net

Item 8 – Financial Statements and Supplementary Data – Note A – Significant Accounting Policies

Advances to Tobacco Suppliers

The Company purchases seeds, fertilizer, pesticides and other products related to growing tobacco and advances them to farmers, which represents prepaid inventory. The advances of current crop inputs include the original cost of the inputs plus a mark-up and interest as it is earned. The Company is contractually permitted, and does, charge interest to the farmers during the period the current crop advance is outstanding. The Company advances the inputs at a price that is greater than its cost, which results in a mark-up on the inputs. The suppliers then utilize these inputs to grow tobacco, which we are contractually obligated to purchase. The advances are settled upon farmers delivering unprocessed tobacco to the Company at a market price which we pay with cash net of the inventory advances made to the farmer and applied to the delivery. The advances applied to the delivery are then derecognized from advances and included as unprocessed inventory. Advances to tobacco suppliers are accounted for utilizing a cost accumulation methodology.

The Company has current and non-current advances to tobacco suppliers. The current advances represent the cost of the seeds, fertilizer and other materials that are advanced for the current crop of inventory. The non-current advances represent in part the cost of advances to the farmers for infrastructure, such as curing barns, which is also recovered through the delivery of tobacco to the Company from our farmers. As a result of various factors in a given crop year (weather, etc.) not all farmers are able to settle the entire amount of advances that are due that year. In these situations, the Company may allow the farmers to deliver tobacco over future crop years to recover its advances. The advance balances that are deferred over future crop years are also classified as non-current.

Advances to tobacco suppliers are carried at cost and evaluated for recoverability. Our realizability evaluation process is similar to that of our LCM evaluation process for our inventories. We evaluate our advances for recoverability by crop and country. We derecognize the advance at the time farmers deliver tobacco to us. The purchase price for the tobacco delivered by the farmers is based on market prices. Two primary factors determine the market value of the tobacco farmers deliver to us: the quantity of tobacco delivered and the quality of the tobacco delivered. Therefore, we ensure our advances are appropriately stated at the lower of cost or estimated recoverable amounts.

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Upon delivery of tobacco, part of the purchase price to the farmer is paid in cash and part through a reduction of the advance balance. If a sufficient value of tobacco is not delivered to allow the reduction of the entire advance balance, then we first determine how much of the deficiency for the current crop is recoverable through future crops. This determination is made by analyzing the farmers’ ability-to-deliver a sufficient supply of tobacco. This analysis includes historical quantity and quality of production with monitoring of crop information provided by our field service technicians related to flood, drought and disease. The remaining recoverable advance balance would then be classified as non-current. Any increase in the estimate of unrecoverable advances associated with the non-current portion is charged to cost of goods sold in the income statement when determined. Amounts not expected to be recovered through current or future crops are then evaluated to determine whether the yield is considered to be normal or abnormal. If the yield adjustment is normal, then we capitalize the applicable variance in the current crop of inventory. If the yield adjustment is considered abnormal, then we would immediately charge the applicable variance to cost of goods sold in the income statement. A normal yield adjustment is based on the range of unrecoverability for the previous three years by country.

We account for our advances to tobacco suppliers using a cost accumulation model, which results in us reporting our advances at the lower of cost or recoverable amounts exclusive of the mark-up and interest. The mark-up and interest on our advances are recognized upon delivery of tobacco as a decrease in our cost of the current crop. The realized mark-up and interest that was capitalized into inventory for the current crop was $XXX and $YYY for the years ended March 31, 2010 and 2009, respectively.

See Note C “Advances to Tobacco Suppliers” for further information.

Inventories

Costs in inventory include processed tobacco inventory, unprocessed tobacco inventory and other inventory. Costs of unprocessed tobacco inventories are determined by the average cost method, which include the cost of our green tobacco. Costs of processed tobacco inventories are determined by the average cost method, which include both the cost of unprocessed tobacco, as well as direct and indirect costs that are related to the processing of the product. Costs of other inventory are determined by the first-in, first-out method, which include costs of packing materials, non-tobacco agricultural products and agricultural supplies including seed, fertilizer, herbicides and pesticides.

Inventories are valued at the lower of cost or market (“LCM”). We evaluate our inventories for LCM adjustments by country and inventory-type. That is, we evaluate our processed tobacco and unprocessed tobacco separately for LCM evaluation purposes.

We compare the cost of our processed tobacco to market values based on recent sales of similar grades when evaluating those balances for LCM adjustments. We also consider whether our processed tobacco is committed to a customer, whereby the expected sales price would be utilized in determining the market value for committed tobacco.

We review data on market conditions in performing our LCM evaluation for our unprocessed tobacco. Further, we identify the tobacco cost plus estimated costs to complete and compare those costs to the current market prices based on purchase commitments in determining whether an LCM adjustment is needed on our unprocessed tobacco.

See Note B “Inventories” for further information.

Inventory and Advances to Tobacco Suppliers Reclassifications

The Company historically presented the current and non-current advances on purchases of tobacco (prepaid inventory) at contractually stated amounts on the face of its balance sheet. The Company changed its

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presentation of advances on purchases of tobacco to present the advances at the lower of its cost basis or estimated recoverable amounts instead of its contractually stated or notional amount. The Company believes this change in presentation provides a more transparent view of our application of an inventory model in accounting for our advances on purchases of tobacco. Historically, the Company reported deferred amounts including the mark-up, interest and unrecoverable provisions in inventories. The Company has reclassified these amounts from inventories to advances to tobacco suppliers. The amount reclassified from inventories to advances to tobacco suppliers was $XXX at March 31, 2009, of which $YYY related to current advances to tobacco suppliers and $ZZZ related to non-current advances to tobacco suppliers. This change in presentation made in the fourth quarter ended March 31, 2010 has been applied retrospectively to all prior periods presented.

Item 8 – Financial Statements and Supplementary Data – Note B – Inventories

Inventories :
Processed Tobacco
Unprocessed Tobacco
Other
Total

See Note A “Significant Accounting Policies - Inventories” for further information on the costs that comprise our inventory balances and our LCM testing methodologies.

We have recorded LCM adjustments of $XXX, $YYY and $ZZZ for the years ended March 31, 2010, 2009 and 2008, respectively.

Item 8 – Financial Statements and Supplementary Data – Note C – Advances to Tobacco Suppliers

Advances to Tobacco Suppliers :
Current
Non-current
Total

Advances to Tobacco Suppliers, Non-current is recorded in Other non-current assets in our consolidated balance sheet.

See Note A “Significant Accounting Policies – Advances to Tobacco Suppliers” for further information on the costs that comprise our advance balances and our realizability testing methodology.

Unrecovered amounts expensed directly to cost of goods sold in the income statement for abnormal yield adjustments or unrecovered amounts from prior crops were $XXX, $YYY and $ZZZ for the years ended March 31, 2010, 2009 and 2008, respectively. Normal yield adjustments are capitalized into the cost of the current crop and are expensed as cost of goods sold as that crop is sold.

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